                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                              GUEST SUPPLY, INC.
                   -----------------------------------------
                               (Name of Issuer)

                        Common Stock, without par value
                   ----------------------------------------
                        (Title of Class of Securities)

                                  401630-10-8
                   -----------------------------------------
                                (CUSIP Number)

                            Thomas M. Haythe, Esq.
                                Haythe & Curley
                                237 Park Avenue
                           New York, New York 10017
                                (212) 880-6000
                           ------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 8, 1996
            (Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 4 Pages)

                                 SCHEDULE 13D
CUSIP No. 401630-10-8                                          Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clifford W. Stanley              ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)      [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES            7.  SOLE VOTING POWER
BENEFICIALLY OWNED              430,338
BY EACH REPORTING
PERSON WITH

                            8.  SHARED VOTING POWER
                                0

                            9.  SOLE DISPOSITIVE POWER
                                430,338

                           10.  SHARED DISPOSITIVE POWER
                                0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     430,338

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14.  TYPE OF REPORTING PERSON

     IN

                                 SCHEDULE 13D
CUSIP No. 401630-10-8                                          Page 3 of 4 Pages

NOTE:  This Amendment No. 2 amends Item 3 and Item 5 of the Statement on
Schedule 13D dated August 3, 1992, as amended (the "Statement") filed with respect to the equity securities of Guest Supply, Inc., a New Jersey corporation. The share numbers set forth in this Amendment reflect a 3 for 2 stock split effected in the form of a stock dividend on October 24, 1995. Information contained in the Statement which is not amended hereby is not restated herein. Terms used herein which are defined in the Statement and are not defined herein shall have the same meanings ascribed to them in the Statement.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

Item 3 is hereby amended as hereinafter set forth:

          Mr. Stanley obtained the shares of Common Stock, the warrants and the options to purchase Common Stock he currently holds by grant from the Issuer, through the Issuer's employee stock plans or in open market purchases. All purchases were paid for with Mr. Stanley's personal funds.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

Item 5 is hereby amended as hereinafter set forth:

          (a) As of the date of this Amendment, Mr. Stanley beneficially owned, for the purposes of Rule 13d-3 under the Act, 430,338 shares of Common Stock constituting, to the best knowledge of Mr. Stanley, approximately 6.6% of the Common Stock (such amount includes (x) 115,000 shares of Common Stock issuable upon the exercise of presently exercisable stock options held by Mr. Stanley and
(y) 270,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Mr. Stanley).

          (b) Mr. Stanley has sole power to vote (or to direct the vote) and sole power to dispose (or to direct the disposition) the 430,338 shares of Common Stock he beneficially owns as of the date hereof.

          (c) On March 8, 1996, Mr. Stanley purchased 5,000 shares of Common Stock in an open market purchase.

          (d) Not applicable.

          (e) Not applicable.

                                 SCHEDULE 13D
CUSIP No. 401630-10-8                                          Page 4 of 4 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 1996



                                  /s/ Clifford W. Stanley
                                ---------------------------

                              Name: Clifford W. Stanley